U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

       Check this box if no longer subject

   STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

        to Section 16.  Form 4 or 5 obligations

        may continue.  See Instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person * FOLEY CHARLES THOMAS	2. Issuer Name and Ticker or Trading Symbol BAIRNCO CORPORATION BZ

6.

Relationship of Reporting Person to Issuer

(Check all applicable)

   X   Director

10% Owner

         Officer

Other (specify below)

CHAIRMAN / CEO

7.  Individual or Joint/Group Filing

     _X_     Form filed by one Reporting Person

     __     Form filed by more than one Reporting

              Person

(Last) (First) (Middle) C/O ESTABROOK CAPITAL MANAGEMENT 1633 BROADWAY, 30TH FLOOR	3. IRS or Social Security Number of Reporting Person (Voluntary) ###-##-####				4. Statement for Month/Year
(Street) NEW YORK, NY 10019-6708 __________________________________________________ (City) (State) (Zip)					5. If Amendment, Date of Original (Month/Year)
Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans-action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Transac-tion Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								167,014	D
Common Stock								67,000	I
Total								234,014

* If the Form if filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(Print or Type Responses)                                                                    (Over)

SEC 1474 (9-02)

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (In str. 3)	2. Conver-sion or Exercise Price of Deriva-tive Security	3. Trans-action Date (Month/Day /Year)	3A. Deemed Execu-tion Date, if any (Month/Day/ Year)	4. Trans-action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/ Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Security (Instr. 5)	9. Number of Deriv-ative Secur-ities Bene-ficially Owned Follow-ing Reported Trans-action(s) (Instr. 4)	10. Ownership Form of Derivative security: Direct (D) or Indirect (l) (Instr.4)	11. Nature of Indirect Beneficial Owner ship (Instr. 4)
								Date Exer-cisable	Expira-tion Date	Title	Amount or Number of Shares
				Code	V	(A)	(D)

Purchase Option	$6.625	9-03-91		H			333	09-03-92	09-03-02	C/S	333	-
Purchase Option	$5.10	4-24-03		A		333		04-24-04	04-24-14	C/S	333	$5.10
Purchase Option	$5.10	4-24-03		A		333		04-24-05	04-24-15	C/S	333	$5.10
Purchase Option	$5.10	4-24-03		A		334		04-24-06	04-24-16	C/S	334	$5.10

Total													14,333	D

Explanation of Responses:

  /s/ Charles Thomas Foley                                                        4/25/2003

**

Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

**Signature of Reporting Person

Date

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:

File three copies of this Form, one of which must be manually signed.

If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.